Newmont Mining Corporation 6363 South Fiddler’s Green Circle Greenwood Village, CO 80111 T 303.863.7414 F 303.837.5837 www.newmont.com

May 12, 2015

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Newmont Mining Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-31240

Dear Ms. Jenkins:

Please find below the response of Newmont Mining Corporation (the “Company” or “Newmont”), to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter to Ms. Laurie Brlas dated April 14, 2015 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2014

Item 2. Properties, page 24

Production and Development Properties

North America, page 24

1.	We note your disclosure for your Australian operations, which describes details of your mines and processing facilities. Please tell us whether you have considered describing your Carlin and Yanacocha operations in a similar manner with additional detail, such as identifying the operating mines, describing the mining and process methods employed, listing the reserves separately, and explaining the interrelationships between the mines and the processing facilities.

The Company believes the Item 2. Properties disclosure related to the Carlin and Yanacocha operations to be materially complete. The Company has carefully considered the comment and will enhance the description for the Carlin and Yanacocha operations going forward. We also considered listing the reserves separately, however we believe the reserve information presented on page 34 in our Form 10-K for the Year Ended December 31, 2014 is sufficient due to the integrated nature of the mining operations at Carlin and Yanacocha. Please see the following draft example of the Carlin and Yanacocha operations, which will be updated accordingly in our Form 10-K for the Year Ended December 31, 2015:

Ms. Tia L. Jenkins

May 12, 2015

Carlin, Nevada, USA. Carlin operations are located west of the city of Elko on the geologic feature known as the Carlin Trend. The Company has been mining gold at Carlin since 1965. Carlin’s integrated mining operations consist of four open pits and four underground mines. The open pits include the Emigrant pit and the Gold Quarry pit in the South end of the Carlin Trend and the Silverstar and East Carlin pits at the North end of the Carlin Trend. The underground mines include Leeville which is a shaft mine along with Chukar, Pete Bajo and Exodus which are portal mines. The majority of the underground ore as well as higher-grade surface refractory ores are processed through the roaster (Mill 6) which consists of a grinding circuit, roasting circuit and a conventional carbon-in leach circuit. Higher-grade surface oxide ores are processed by conventional milling and cyanide leaching at Mill 5. Additionally, Mill 5 operates as a flotation mill treating lower grade, non-carbonaceous, sulfidic refractory ore to produce a gold/pyrite concentrate. Lower-grade surface material with suitable cyanide solubility is treated on heap leach pads. Carlin’s gold production for 2014 was 907,000 ounces and at December 31, 2014, reported 17.0 million ounces of gold reserves.

Yanacocha, Peru. Yanacocha is located approximately 375 miles (604 kilometers) north of Lima and 30 miles (48 kilometers) north of the city of Cajamarca and is primarily accessible by road. Yanacocha began production in 1993 at Carachugo and currently has active open pit mines at Chaquicocha, Maqui Maqui, Cerro Yanacocha, Tapado Oeste, Marleny, La Quinua Sur and Cerro Negro. Yanacocha has four leach pads (Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua), three processing facilities (Pampa Larga, Yanacocha Norte and La Quinua), and the Yanacocha Gold Mill. The material mined is from an epithermal type deposit of high sulfidation. Material that has suitable cyanide solubility is placed on leach pads whereas non-leachable material is placed in stockpiles for processing through the Yanacocha Gold Mill. Solutions generated by the leach pad and the mill are further processed through the processing facilities. The processing facilities can be used to process gold-bearing solutions from any of the leach pads through a network of solution pumping facilities located adjacent to the solution storage ponds or, in the case of the Yanacocha Gold Mill, to process high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant.

The Carachugo complex mined material from the Chaquicocha Sur and Marleny pits. Mining at this deposit is expected to be completed by late 2015. The Carachugo open-pit mine ceased mining operations in 2004, although the leach pad remains in operation. Marleny started mining operations in May 2013 and ceased operations in April 2014. The ore from the Chaquicocha and Marleny pits were primarily placed on the Carachugo leach pad or in stockpiles for further processing.

Mining operations at Maqui Maqui began in October 1994 and ceased in September 2000. The Maqui Maqui East expansion commenced operations in 2010 and is expected to continue until the end of 2015. Gold recovery from the leach pad at Maqui Maqui continues. The ore from Maqui Maqui was primarily placed on the Maqui Maqui leach pad or in stockpiles for further processing.

Cerro Yanacocha began operations in 1997. Cerro Yanacocha has had limited mining operations in recent years and expects to increase mining operations in 2016. The ore from Cerro Yanacocha was placed on the Yanacocha leach pad or in stockpiles for further processing.

The La Quinua complex is currently mining material from the LaQuinua Sur, Tapado Oeste and Cerro Negro Oeste pits. The La Quinua complex operations began in 2001. La Quinua Sur commenced mining activities in May 2014 and is scheduled to finish in 2018. Tapado Oeste commenced mining activities in 2001 and is expected to complete operations by the end of 2015. Mining activities commenced in Cerro Negro Oeste in 2010 and are scheduled to finish in 2016. The ore from these pits is primarily placed on the La Quinua leach pad or in stockpiles for further processing.

Power is supplied to the operation by Jefe de Energia. Yanacocha’s gold production for 2014 was 970,000 ounces (498,000 attributable ounces) and at December 31, 2014, reported 2.5 million attributable ounces of gold reserves.

Ms. Tia L. Jenkins

May 12, 2015

Item 7. Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 45

Non-GAAP Financial Measures, page 74

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization, page 74

2.	Please confirm that the adjusting items to arrive at Adjusted net income (loss) are presented net of tax and, if so, provide draft disclosure to be included in future filings to disclose the tax effect of each item parenthetically or in a footnote to the reconciliation. Alternatively, you may present the tax effect in one line in the reconciliation. Please also tell us how the tax effects were calculated and confirm that you will disclose this information in future filings. Refer to Question 102.11 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company confirms that the adjusting items to arrive at Adjusted net income (loss) are presented net of tax generally at Company’s statutory effective tax rate of 35% and net of our partners’ noncontrolling interests when applicable. The corollary impact of the adjustments through the Company’s Valuation allowance is shown separately.

Please see the following draft example Adjusted net income (loss) disclosure based on our Form 10-Q for Fiscal Quarter Ended March 31, 2015, filed April 24, 2015, which will also be updated accordingly in our Form 10-K for the Year Ended December 31, 2015:

Management uses Adjusted net income (loss) to evaluate the Company’s operating performance, and for planning and forecasting future business operations. The Company believes the use of Adjusted net income (loss) allows investors and analysts to compare results of the continuing operations of the Company and its direct and indirect subsidiaries relating to the production and sale of minerals to similar operating results of other mining companies, by excluding certain items that have a disproportionate impact on our results for a particular period. The net income (loss) adjustments are presented net of tax generally at Company’s statutory effective tax rate of 35% and net of our partners’ noncontrolling interests when applicable. The corollary impact of the adjustments through the Company’s Valuation allowance is shown separately. Management’s determination of the components of Adjusted net income (loss) are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to Adjusted net income (loss) as follows:

Ms. Tia L. Jenkins

May 12, 2015

	Three Months Ended March 31,
	2015	2014
Net income (loss) attributable to Newmont stockholders	$183	$100
Loss (income) from discontinued operations (1)	(8)	17
Impairments and loss provisions (2)	37	1
Tax valuation allowance	44	13
Restructuring and other (3)	2	3
Asset sales (4)	(29)	(13)

Adjusted net income (loss)	$229	$121

Net income (loss) per share, basic	$0.37	$0.20
Loss (income) from discontinued operations, net of taxes	(0.01)	0.03
Impairments and loss provisions, net of taxes	0.07	—
Tax valuation allowance	0.09	0.03
Restructuring and other, net of taxes	—	0.01
Asset sales, net of taxes	(0.06)	(0.03)

Adjusted net income (loss) per share, basic	$0.46	$0.24

Net income (loss) per share, diluted	$0.37	$0.20
Loss (income) from discontinued operations, net of taxes	(0.01)	0.03
Impairments and loss provisions, net of taxes	0.07	—
Tax valuation allowance	0.09	0.03
Restructuring and other, net of taxes	—	0.01
Asset sales, net of taxes	(0.06)	(0.03)

Adjusted net income (loss) per share, diluted	$0.46	$0.24

Weighted average common shares (millions):
Basic	499	498
Diluted	500	499

(1)	Loss (income) from discontinued operations is presented net of tax $4 and ($8) expense (benefit), respectively.
(2)	Impairments and loss provisions is presented net of tax ($20) and nil expense (benefit), respectively.
(3)	Restructuring and other is present net of tax ($2) and ($2) expense (benefit), respectively and amounts attributed to noncontrolling interest income (expense) of ($1) and ($2), respectively.
(4)	Asset sales are presented net of tax $15 and $36 expense (benefit), respectively.

3.	We note that you reconcile Adjusted EBITDA to Income (loss) before income and mining tax and other items. Please note that non-GAAP measures should be reconciled to the most comparable GAAP measure, which in this case would be Net income (loss) attributable to Newmont stockholders. Refer to Question 103.02 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation. Please provide us with your draft disclosure to be included in future filings.

The Company confirms that in future filings we will reconcile Adjusted EBITDA to Net income (loss) attributable to Newmont stockholders. Please see the following draft example Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization disclosure based on our Form 10-Q for Fiscal Quarter Ended March 31, 2015, filed April 24, 2015, which will be updated accordingly in our Form 10-K for the Year Ended December 31, 2015:

Management uses Earnings before interest, taxes and depreciation and amortization (“EBITDA”) and EBITDA adjusted for non-core or certain items that have a disproportionate impact on our results for a particular period (“Adjusted EBITDA”) as non-GAAP measures to evaluate the Company’s operating performance. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, net earnings (loss), operating earnings (loss), or cash flow from operations as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Adjusted EBITDA and similar measures are frequently used as measures of operations and

Ms. Tia L. Jenkins

May 12, 2015

the ability to meet debt service requirements by other companies, our calculation of Adjusted EBITDA is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization as follows:

	Three Months Ended March 31,
	2015	2014
Net income (loss) attributable to Newmont stockholders	$183	$100
Net loss (income) attributable to noncontrolling interests	46	(52)
Income (loss) from discontinued operations	(8)	17
Equity income (loss) of affiliates	9	—
Income and mining tax (expense) benefit	193	78
Depreciation and amortization	289	298
Interest expense, net	85	93

EBITDA	$797	$534
Adjustments:
Impairments and loss provisions	$57	$1
Restructuring	5	7
Asset sales	(44)	(49)

Adjusted EBITDA	$815	$493

Adjusted net income (loss), page 75

4.	We note you disclose Adjusted net income (loss) per share, basic and diluted. Please note non-GAAP per share performance measures should be reconciled to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation. Please provide us with your draft disclosure to be included in future filings.

The Company confirms that in future filings we will reconcile Adjusted net income (loss) per share, basic and diluted to GAAP earnings per share. Please see the draft example in the response to comment 2 above, Adjusted net income (loss) disclosure based on our Form 10-Q for Fiscal Quarter Ended March 31, 2015, filed April 24, 2015, which will be updated accordingly in our Form 10-K for the Year Ended December 31, 2015.

Ms. Tia L. Jenkins

May 12, 2015

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Laurie Brlas

Laurie Brlas
Executive Vice President and Chief Financial Officer

cc:	Stephen Gottesfeld, Executive Vice President and General Counsel

Glenn Culpepper, Senior Vice President and Controller

Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary